Exhibit 99.1
LETTER AGREEMENT
BETWEEN
MANOR CARE, INC.
AND
JPMORGAN CHASE BANK, NATIONAL ASSOCIATION, LONDON BRANCH
          THIS LETTER AGREEMENT (the “Letter Agreement”) is made as of July 2, 2007, between Manor Care, Inc. (“Counterparty”), and JPMorgan Chase Bank, National Association, London Branch (“JPMorgan”).
WITNESSETH:
          WHEREAS, Counterparty issued $400,000,000.00 principal amount of 2.125% Convertible Senior Notes due August 1, 2035 (the “Convertible Notes”) pursuant to an Indenture dated August 1, 2005 between Counterparty and Wachovia Bank, National Association, as trustee;
          WHEREAS, concurrently with the pricing of the Convertible Notes, Counterparty and JPMorgan entered into an option transaction (the “Note Hedge Transaction”), pursuant to an ISDA confirmation dated as of July 26, 2005, which supplements and amends an agreement in the form of the 2002 ISDA Master Agreement deemed to be executed as of July 26, 2005, pursuant to which Counterparty purchased from JPMorgan 400,000 call options (the “Note Hedge Confirmation”)
          WHEREAS, Counterparty entered into a warrant transaction with JPMorgan (the “Warrant Transaction”), pursuant to an ISDA confirmation dated as of July 26, 2005, which supplements and amends an agreement in the form of the 2002 ISDA Master Agreement deemed to be executed as of July 26, 2005, pursuant to which JPMorgan purchased from Counterparty 8,938,960 warrants (the “Warrant Confirmation”);
          WHEREAS, Counterparty has entered into a merger transaction (the “Merger Transaction”) pursuant to a merger agreement with MCHCR-CP Merger Sub Inc. (the “Buyer”), dated as of July 2, 2007 (in such form as last reviewed by JPMorgan, the “Merger Agreement”) pursuant to which the Buyer will pay $67.00 (the “Purchase Price”) for each issued and outstanding share of Counterparty’s common stock (each a “Share”);
          WHEREAS, Counterparty and JPMorgan wish to enter into this Letter Agreement concurrently with signing of the Merger Agreement;
          NOW, THEREFORE, in consideration of the foregoing, Counterparty and JPMorgan, intending to be legally bound, mutually covenant and agree as follows:
     Section 1. Payments and/or Deliveries with respect to the Note Hedge Confirmation. Notwithstanding anything to the contrary in the Note Hedge Confirmation, if the Merger Transaction closes in accordance with the terms of the Merger Agreement:
a)	the Note Hedge Transaction will terminate on the closing date of the Merger Transaction (the “Merger Closing Date”); and
b)	JPMorgan will deliver to Counterparty, no later than on the second business day following the Merger Closing Date (the “Payment Date”), with respect to the Note Hedge Transaction, an amount in cash in immediately available funds, a number of Shares (each such Share, valued at the Purchase Price) or a combination of cash and Shares (each such Share, valued at the Purchase Price), at the election of JPMorgan, equal to (i) the Purchase Price minus the Strike Price (as defined in the Note Hedge

Confirmation) multiplied by (ii) the Number of Options (as defined in the Note Hedge Confirmation) multiplied by the Option Entitlement (as defined in the Note Hedge Confirmation).
     Section 2. Payments with respect to the Warrant Confirmation. Notwithstanding anything to the contrary in the Warrant Confirmation, if the Merger Transaction closes in accordance with the terms of the Merger Agreement:
a)	the Warrant Transaction will terminate on the Merger Closing Date; and
b)	Counterparty will deliver, on the Payment Date, with respect to the Warrant Transaction an amount in cash in immediately available funds equal to $47,000,000.00 plus (i) the Number of Warrants (as defined in the Warrant Confirmation) multiplied by (ii) the difference between (A) the Purchase Price and (B) the Strike Price (as defined in the Warrant Confirmation).
     Section 3. Termination of Letter Agreement. If (a) the closing of the Merger Transaction does not occur by the Outside Date (as defined in the Merger Agreement), (b) the Merger Agreement is terminated or (c) Carlyle Partners V, L.P. (“Carlyle”) or any of its affiliates is not the beneficial owner of a majority of the voting stock of the Buyer as of the Merger Closing Date, then (i) Counterparty shall promptly deliver a written notice (the “Termination Notice”) to JPMorgan stating that the Merger Transaction did not close by the Outside Date, that the Merger Agreement has been terminated or that Carlyle or any of its affiliates is not, as of the Merger Closing Date, the beneficial owner of a majority of the voting stock of the Buyer (as applicable), (ii) Sections 1 and 2 of this Letter Agreement shall become null and void and (iii) the Note Hedge Confirmation and the Warrant Confirmation shall continue in effect in accordance with their terms as in effect prior to execution of this Letter Agreement, and each party shall be released and discharged by the other party from and agrees not to make any claim against the other party with respect to any obligations or liabilities of the other party arising out of and to be performed in connection with this Letter Agreement either prior to or after the date of such Termination Notice.
     Section 4. Amendments to Merger Agreement. Notwithstanding anything to the contrary provided herein, if any change is made following the execution of the Merger Agreement to (a) the form or amount of the Merger Consideration (as defined in the Merger Agreement) or (b) the identity of the Buyer (other than substitution of Buyer with another affiliate of Carlyle), then (i) Sections 1 and 2 of this Letter Agreement shall become null and void and (ii) the Note Hedge Confirmation and the Warrant Confirmation shall continue in effect in accordance with their terms as in effect prior to execution of this Letter Agreement, and each party shall be released and discharged by the other party from and agrees not to make any claim against the other party with respect to any obligations or liabilities of the other party arising out of and to be performed in connection with this Letter Agreement.
     Section 5. Representations and Warranties of the Counterparty. (a) The Counterparty represents and warrants to JPMorgan on the date hereof that:
     (i) it has the power to execute this Letter Agreement and any other documentation relating to this Letter Agreement to which it is a party, to deliver this Letter Agreement and to perform its obligations under this Letter Agreement and has taken all necessary action to authorize such execution, delivery and performance;
     (ii) such execution, delivery and performance do not violate or conflict with any law applicable to it, any provision of its constitutional documents, any order or judgment of any court or other agency of government applicable to it or any of its assets or any contractual restriction binding on or affecting it or any of its assets (including without limitation the Merger Agreement);
     (iii) all governmental and other consents that are required to have been obtained by it with respect to this Letter Agreement have been obtained and are in full force and effect and all conditions of any such consents have been complied with; and
     (iv) its obligations under this Letter Agreement constitutes its legal, valid and binding obligations, enforceable in accordance with its terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject, as to enforceability, to equitable principles of general application (regardless of whether enforcement is sought in a proceeding in equity or at law).
     (b) Immediately following the first public announcement of the Merger Transaction, the Counterparty shall represent and warrant to JPMorgan that neither Counterparty nor any of its affiliates is in possession of any material non-public information with respect to the Counterparty or its Shares.
     Section 6. Effectiveness. This Letter Agreement shall become effective upon receipt by JPMorgan of written notice executed by Counterparty containing the representation and warranty described in Section 5(b) above.
     Section 7. Notices. All notices or communications hereunder shall be in writing and shall be deemed to be duly given is sent by registered mail, return receipt requested, or if send by facsimile, when sent and receipt has been confirmed, as follows:
     if to the Counterparty:
Manor Care, Inc.
333 North Summit Street
Toledo, OH 43604-2617
Attention: Steven Cavanaugh
Chief Financial Officer
Telephone No.: (419) 252-5601
Facsimile No.: (419) 252-5564
Email: scavanaugh@hcr-manorcare.com
     if to JPMorgan:
JPMorgan Chase Bank, National Association
277 Park Avenue, 11th Floor
New York, NY 10172
Attention: Eric Stefanik
Title: Operations Analyst
EDG Corporate Marketing
Telephone No: (212) 622-5814
Facsimile No: (212) 622-8534
     Section 8. Accounts for Payment or Delivery
Account for payments to Counterparty:
Pay: Huntington National Bank; Columbus, Ohio
ABA# 044000024
AC No: 01472257639
Favour: HCR Manor Care Services, Inc.
Account for delivery of Shares to Counterparty:
DTC Participant # 9957
Account for payments to JPMorgan
Pay: JPMORGAN CHASE BANK NA
AC No: 0010962009
Favour: JPMORGAN CHASE BANK NA — LONDON
Ref: CHASUS33XXX

     Section 9. No Reliance, etc. Each party represents that (i) it is entering into this Letter Agreement as principal (and not as agent or in any other capacity); (ii) neither the other party nor any of its agents are acting as a fiduciary for it; (iii) it is not relying upon any representations except those expressly set forth in this Letter Agreement; (iv) it has not relied on the other party for any legal, regulatory, tax, business, investment, financial, and accounting advice, and it has made its own investment, hedging, and trading decisions based upon its own judgment and upon any view expressed by the other party or any of its agents; and (v) it is entering into this Letter Agreement with a full understanding of the terms, conditions and risks thereof and it is capable of and willing to assume those risks.
     Section 10. Governing Law. This Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York (without reference to choice of law doctrine).
     Section 11. Counterparts. This Letter Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if all of the signatures thereto and hereto were upon the same instrument.
     Section 12. Role of Agent. Each party agrees and acknowledges that (i) J.P. Morgan Securities Inc., an affiliate of JPMorgan (“JPMSI”), has acted solely as agent and not as principal with respect to this Letter Agreement and (ii) JPMSI has no obligation or liability, by way of guaranty, endorsement or otherwise, in any manner in respect of this Letter Agreement (including, if applicable, in respect of the settlement thereof). Each party agrees it will look solely to the other party (or any guarantor in respect thereof) for performance of such other party’s obligations under this Letter Agreement.
     Section 13. No Third Party Beneficiaries. For the avoidance of doubt this Letter Agreement is not intended to confer upon any person other than the parties thereto any legal or equitable rights or remedies and no other person other than the parties thereto shall be deemed a third party beneficiary with respect to this Letter Agreement.

          IN WITNESS WHEREOF, the parties hereto have caused this Letter Agreement to be executed as of the date first above written.

J.P. Morgan Securities Inc., as agent for JPMorgan Chase Bank, National Association
By:	/s/ Sudheer Tegulapalle
	Name:	Sudheer Tegulapalle
	Title:	Executive Director

Manor Care, Inc.
By:	/s/ Paul A. Ormond
Authorized Signatory
Name: Paul A. Ormond
Title: Chairman, President and Chief Executive Officer